

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

via facsimile and U.S. mail   December 13, 2007

Mr. Howard Taylor
President and Chief Executive Officer
River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda, HM11

> Re: **River Capital Group, Inc.**
>   **Preliminary Information Statement Filed on Schedule 14C**
>   **File No. 0-29463**

Dear Mr. Taylor:

        We have reviewed your amended filing and your response letter dated November 30, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Unaudited Pro Forma Condensed Consolidated Financial Information, page 28

1.   We note your pro forma balance sheet includes adjustments to assume the transactions involving (1) the original securities purchase agreement between Longview and Sonterra, (2) the amended and restated securities agreement between Longview and Sonterra, and (3) the acquisition of Certain Acquired Oil and Gas Properties by Sonterra occurred on September 30, 2007. Regulation S-X, Rule 11-02(c)(1) states a pro forma balance sheet should not be filed if the transaction has already occurred in the period required to be presented.

Therefore, the adjustments related to these transactions (specifically Note A, (1) and (2) and Note B, (6) through (9)) should be removed from the pro forma balance sheet. However, as the acquisition of Sonterra by River Capital Group has not occurred, a pro forma balance sheet as of September 30, 2007 is required to be presented with all related pro forma adjustments to reflect this transaction as if it occurred on September 30, 2007. Please revise pro forma balance sheet and your disclosures beginning on page 28 and throughout the related footnotes to clearly explain which transactions are already reflected in the balance sheets of River Capital Group and Sonterra and which transactions are reflected on a pro forma basis.

Sonterra Resources, Inc.

Note B – Acquisition of Oil and Gas Properties, page F-26

2.   As the September 30, 2007 financial statements include the acquisition of Certain Acquired Oil and Gas Properties accounted for in accordance with SFAS 141, please revise your footnote to provide the disclosures required by paragraphs 51 through 53, as applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
        S. Buskirk
        S. Donahue

        via facsimile
        Howard Taylor
        441-296-1214